

Mail Stop 3561

April 12, 2017

Kathryn S. Wilson
General Counsel
GP Natural Resource Partners LLC
1201 Louisiana Street, 34th Floor
Houston, Texas 77002

   Re: **Natural Resource Partners LP**
     Registration Statement on Form S-4
     Filed April 7, 2017
     File No. 333-217210

Dear Ms. Wilson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ronald E. Alper at (202) 551-3329 with any questions.

            Sincerely,

            /s/ Brigitte Lippmann (for)

            John Reynolds
            Assistant Director
            Office of Beverages, Apparel and
            Mining

cc: E. Ramey Layne, Esq.
   Vinson & Elkins L.L.P.